Final Transcript

Conference Call Transcript
NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
Event Date/Time: Aug 09, 2010 / 08:00 PM GMT

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
CORPORATE PARTICIPANTS
Dennis Smith
Nabors Industries Ltd — Director of Corporate Development
Gene Isenberg
Nabors Industries Ltd — Chairman and CEO
Dave Wallace
Superior Well Services, Inc. — Chairman and CEO

CONFERENCE CALL PARTICIPANTS
Marshall Adkins
Raymond James & Associates — Analyst
Kevin Simpson
Miller Tabak — Analyst
Jeff Tillery
Tudor, Pickering, Holt — Analyst
John Tasdemir
Canaccord Genuity — Analyst
PRESENTATION
Operator
Welcome to the Nabors Industries Ltd conference call. During today’s presentation, all parties will be in a listen-only mode.
Following the presentation, the conference will be open for questions. (Operator Instructions). This conference is being recorded Monday, August 9, 2010. I’ll now turn the conference over to our host, Dennis Smith. Please go ahead, sir.
Dennis Smith - Nabors Industries Ltd — Director of Corporate Development
     Good morning, everyone, and thank you for joining our conference call today. As you know this morning, we put out an announcement about the potential acquisition of Superior Energy Services and we wanted to go through that transaction details with you today.
On our end, Gene will be doing the presentation along with some remarks by Dave Wallace who is the Chairman and CEO of Superior. And also with us on the call today we have Laura Doerre, our General Counsel; and Clark Wood, our Principal Accounting Officer.
We have prepared some slides that describe in some detail the transaction and the business nature and geographic position with Superior as well as some financial information, historical and what consensus implies going forward. If you want to refer to that, you can find the slides on our website at www.Nabors.com. It’s under the Investor Relations section and then the subsection of that is Events Calendar. You will find a PDF with those slides on it.
What we’re going to do today as this will be a fairly brief call, probably may get to about 30 minutes — as I said, Gene and Dave will make remarks and then we will have some — entertain a few questions if there are any at that time. Obviously want to remind anybody we will be discussing some future expectations and as such, there’s obviously the answer to that goes with that and as such, there are forward-looking statements under the SEC and we please encourage you to refer to our filings for the risk factors that go with that.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
Additionally because we do have a tender offer pending, there’s a narrow window around what exactly we can talk about and say and the slides and the press release we put out today is for informational purposes and neither an offer to purchase nor a solicitation of an offer to sell shares of Superior Well Services common stock. The tender offer described in this information has not yet commenced.
At the time the tender offer is commenced, a subsidiary of Nabors will file with the SEC a tender offer statement on Schedule TO. And we encourage you to look diligently at that and that will be the controlling document. With that, I will turn it over to Gene to get started with the discussions.
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     Thanks again, Denny. Good afternoon, ladies and gentlemen. Again, I want to thank you for joining our conference call to discuss this morning’s announcement of our agreement to tender for Superior Well Services.
As Denny mentioned, we posted some slides on our website. I can tell you I’m only going to refer to two of them, slide number three and slide number 10.
Before we get into that, let me first say that we are very pleased and excited to have this agreement with Superior and we anticipate a smooth and expeditious process to closing. As we have worked with Superior’s management team, in particular with Dave, I have been increasingly confident of the fit between Nabors and superior and our combined ability to achieve the benefits we expect and will work out in detail over the next weeks and months.
Before I begin a review of the situation, of the deal, I would like to give Dave a chance to say a few words. Please go ahead, Dave.
Dave Wallace - Superior Well Services, Inc. — Chairman and CEO
     Thanks, Gene. We see the merger of Nabors and Superior Well Services as a very exciting and significant opportunity for us as a company and as individuals.
This complementary combination of the largest land drilling contractor in the world with the leader in technical pumping will make both organizations stronger and better able to meet our customers’ needs not only in the US, but around the world. This aligns with Superior’s vision of building a major US service company and then pushing our services in the international markets.
Being a part of a larger organization should allow us to accelerate our pressure pumping growth over a broader geographic footprint in the US and extend our technical services expertise across Nabors international footprint. Because there is very little operational overlap between our respective organizations, upon completion of the merger, I would expect that the integration process could be accomplished very efficiently.
As evidenced by our second-quarter numbers, the US market is very strong in many areas. We have seen strong activity growth and margin improvement that we expect to continue to capitalize on in the immediate future.
All of this is ongoing with a future focus of levering off of Nabors international platform. I believe Nabors and Superior Well Services share similar values of integrity and the importance of serving our customers and I firmly believe that our companies will be stronger together than alone. We are excited about this combination and we believe it will deliver a significant premium to our shareholders. Gene, I would like to turn it back over to you.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     Thank you. Let me ask you to turn to slide three which provides the details of the transaction and if you don’t turn to slide three, I’m certain I can just cover the salient features.
One, the offer price is $22.12 in cash. This represents a reasonable but significant premium to the 30-day average price and the total value of the transaction including existing debt and preferred equity is approximately $900 million.
Holders of approximately 34% of SWSI’s outstanding shares of common stock have entered into agreements to tender their shares at the tender price. Nabors expects to commence a tender offer later this week or at the very latest the first part of next week and expects the offer to close a few days after Labor Day but surely before the end of the third quarter.
Following the completion of the tender offer, assuming we have at least 51% but not 100%, Nabors will acquire any remaining shares of SWSI through a second-step merger at the same tender offer price. Anyway under the terms of the agreement, the tender offer is conditioned on getting at least 50% plus one share of the shares outstanding and other customary closing conditions.
Let me now turn to discussing this transaction probably from 35,000 feet, the very broad picture. I think most people who have followed the Company knows that for a while, we have been looking at planning and trying to increase and broaden our offerings of services particularly in the international market.
This is a very important step but we still have an incremental ways to go. I would say the first important long-term factor in our consideration was to better utilize our world-class structure internationally.
We have the best footprint in the world. We have rigs that generally are getting a premium because of their quality performance. And we think that we can do better with the rigs, better for the customers if we have a broader footprint.
Secondly and I think this probably unexpectedly well bear fruit even earlier is the domestic marketing advantages of both companies marketing together. SWSI has 14 large crews and the issue basically is roughly as follows or the opportunity is roughly as follows.
If there’s from time to time as there tends to be even recently a shortage of quality fracking groups and/or a shortage of built-for-purpose rigs which there also is, it’s possible that important customers for example of Nabors Drilling can help their customers by directing or making available quality fracking opportunities which would benefit the customer and obviously benefit both our integrated operation.
And similarly the other way around; if SWSI has fracking customers who could use a quality rig, the possibility of bringing both to bear to the mutual advantage of us and the customer is pretty significant. Perhaps a surprise to us was that the relative strength — in fact the absolute strength of the fracking market how — I think the second-quarter results that SWSI announced this morning are pretty meaningful.
If you turn to table 10, page 11, I can summarize it. The second-quarter projection — let me switch to EBITDA for the moment — was $14 million and they actually did $34 million.
The 2010 estimated EBITDA First Call estimates which I’m sure will go up after the first-quarter results are $81 million and they should be appreciably higher than that. And more particularly from our viewpoint, 2011 First Call consensus is $137 million; and again, I’m pretty much convinced excluding synergies, SWSI on its own will do appreciably better than that.
That really summarizes the reasons. We will get others synergies. We will have between the two companies, we will have savings and overhead with one public company instead of two.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
We will have further integration. And I expect those kind of savings will come over a year or two and they might be $15 million or $20 million. But that isn’t why we’re doing the transaction.
I think another minor point to mention is SWSI has some water assets, transportation, disposal wells, tanks and stuff like that which we were frankly negotiating into penalty to buy from them if we didn’t consume this deal. They probably were at the probably 3/4 to 7/8 of $1.00 per share and that will add the EBITDA I would say probably $7 million a year in our hands which will be more valuable in their hands. Let me switch to how we’re going to pay for this acquisition.
I think we acutely aware and our Board is acutely aware of the paramount need to maintain our — what up till now has been an excellent access to the public markets, capital markets, both debt and equity, on unfavorable terms. So we have been working — particularly Denny has been waiting working with the rating agencies pretty carefully and we’ll do everything we reasonably can to maintain our equivalent BBB+ rating.
As you know, I came from Exxon where AAA was the standard and we were pretty disappointed that we went down from A- to B+ equivalent and ultimately we hope to get back. But anyhow, the way we plan to finance this is with a substantial chunk of equity.
Where we get that equity will probably come from the sale which I have discussed frequently even lately on our — the disposable of our E&P assets. We have planned to sell our E&P assets in both Colombia which are oil assets which is a pretty hot discrete market, and our assets in British Columbia which is also a market but it’s a much longer-term gas market which is geared to a more limited array of buyers from the Far East for LNG exploits.
But in any event, my expectation or hope is that we sell those assets in South America for in excess of $500 million our share. We will (inaudible) first reserve and that probably would provide the equity needed for this deal.
But the equity criteria is an overall intermediate or pretty short term getting down to a total debt to EBITDA of something as close to two as we can get it and we think we have a projection which Denny can go through with you individually later on to get there. Anyhow, we — that’s been an important part of our work preceding this in addition to the negotiations with Dave and his people.
And you’ll forgive me if I’ve been talking about EBITDA how the bank is talking about EBITDA. We talk [in this connection] EBITDA, the rating agencies are talking about EBIDTA. We will be getting together within the next week or week and a half to outline some of our strategy.
And when the deal is done, probably around the end of the third quarter, we will have another conference call where we can bring you up to date on more specific plans. I think that covers my prepared remarks and, Denny, we’re prepared to take questions.
Dennis Smith - Nabors Industries Ltd — Director of Corporate Development
     Sure. I think we’re ready for the Q&A side, please.
QUESTION AND ANSWER
Operator
     (Operator Instructions) Marshall Adkins, Raymond James.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
Marshall Adkins - Raymond James & Associates — Analyst
     It looks like a very exciting day for you all. Gene, we are all trying to get to exactly how accretive this is going to be. Obviously given the results, these pumping services companies looks a heck of a lot more accretive today than maybe it would have three weeks ago.
Help us to understand a couple things on the accretion. So this is a multifold question but I’m trying to get to the same answer. It looks like from the table you presented, they did a little over $500 million in revenue in 2008 but we’re kind of on a run rate to do over $600 million in 2011.
So did they add capacity? How are we getting more revenues there, number one? Number two, margins back then in 2007 and 2008 were mid to high 20s. We’re now at 14%. How high can those margins get?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     I would say, the capital invested here is going to be pretty markedly accelerated I expect when SWSI has access to our cost of capital and capital. They have capital to spend now but it’s severely restricted.
I would say what we’re talking about here is an increase in bottom line largely based on increased margins compared to incremental capacity. We will before the end of the period, before we enter 2011, we will at least have ordered and part of the incremental capacity will be on for part of 2011.
But up until then, it’s margin related. And I would say if you look at what the expected projected results were for the second quarter compared to actual, that gives you some broad indication of what the year is going to be.
And I think almost everybody is going to increase their estimates. My guess is more than 50% increase in 2010 in EBITDA, again without any synergies, and maybe a smaller but very substantial double-digit increase in 2011 by which time we should have some of the synergies and by which time before the end of the year, we should have incremental capacity which isn’t reflected in these numbers.
Marshall Adkins - Raymond James & Associates — Analyst
     Okay, excellent. Last follow-up to that and I’ll turn it over. Fleet attrition here, you know, we’ve had a couple years I’m guessing they didn’t put a lot back into the fleet. Walk me through that. Is the attrition rate higher? How much are you going to have to spend per year just to keep this thing flat?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     That’s a good question. I think the first point to mention is this is probably the newest fleet in terms of average age of fleet in the universe and obviously the things that we will buy will be newer.
Also they haven’t done very much yet in the more difficult Haynesville Shales which have been chewing up inappropriate older equipment. So I don’t know what the answer is but we will be doing everything we need to maintain it, building the new stuff including the technology that SWSI has in terms of the way to do it and we will almost certainly be drilling in the Haynesville — I mean fracking in the Haynesville.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
Marshall Adkins - Raymond James & Associates — Analyst
     Right, thank you.
Operator
     Kevin Simpson, Miller Tabak.
Kevin Simpson - Miller Tabak — Analyst
     Thanks and congratulations. Gene, I was just — I wanted to get a clarification. You said equity but then you said sale of properties. So I just wanted to go through that. It sounds like you are not going to use — raise new equity with the sale of shares or convert or anything (multiple speakers)
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     We hope not to. It frankly depends on the timing of the sale of some of our E&P assets. But basically whether we have to issue equity — and if we do issue equity, it will probably be in the form of mandatory converts which probably right now are up 20%.
As you all know, the debt situation right now is to me a little bit unbelievably low rate. In other words, we can tenure the stuff that we did for 9.25 a year and a half ago. We can probably do around 5 right now.
But I think the point I want to make is even if we issue equity short term, when we sell — if we have to do that before we sell the properties, we will buy back the stock when we do sell the properties. I’m almost certain between the two of them we will have the amount of equity we need plus by the end of this calendar year.
In other words, we should make — raise over $500 million of equity in the sale of the Colombian crude oil assets alone and the British Columbia assets which are gas could be more than that but it might take longer. So net net whether it’s — we issue equity before we sell, raise the cash by selling E&P assets or after, we are going to — we do it before. If we do it after, we won’t issue the equity. If we have to issue the equity first, we will buy back the stock when we sell the assets.
Kevin Simpson - Miller Tabak — Analyst
     So not to pin you down too much on timing, but maybe a little. Your intention would be to have the assets in Columbia sold before the end of the year then?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     Yes and I think those — to give you a little bit more color, those — everybody is interested. When we combine our assets with NFRs which we plan to do, we will have around 10,000 barrels per day running oil production and with pretty sexy or exciting prospects beyond that. We are told by confident people that we can expect based on recent sales to get $80,000 per running foot which would take us to more than $0.5 billion.
Our own people are (inaudible) is a little bit more optimistic than that and our broker is a little bit — that’s essentially if you look at everything that’s happened recently, that is what the story is. I think the other point is 10,000 barrels a day is big enough to get some of the bigger guys interested as well.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
Kevin Simpson - Miller Tabak — Analyst
     Yes, for sure. And so you would then — your follow-up sale on the BC, I guess Horn River property (multiple speakers)
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     Mostly Horn River.
Kevin Simpson - Miller Tabak — Analyst
     Would be probably something we would see in 1H2011 then?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     That’s much harder to predict because there are fewer transactions and they are hard to compare apples to apples. You have heard about some of the big transactions up there but to say what they are actually buying compared to (inaudible) quality of the (inaudible) the quality of the Horn River, stuff like that, it’s hard to figure.
Also I think it’s important to say that in Columbia, we’re planning to sell for cash, we and First Reserve. In the Horn River, we will do whatever deal we can do. Some of the deals lately have been as you all know, a bunch of cash up front and a bunch of carry-on on development.
Kevin Simpson - Miller Tabak — Analyst
     So it’s possible then — sorry to harp on this — that you could still stay — on Horn River and Montney, you could maintain a position but take a lot of cash out of it?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     A lot of the deals lately have been precisely that, big cash up front, then carry at 75% of the drilling costs, that sort of thing. We have to be more flexible up there because there are fewer buyers. The buyers tend not to be operators and the deals have been running the way I just described up there whereas in Columbia they have been cash.
Kevin Simpson - Miller Tabak — Analyst
     And then just quickly switching to operations, you may not feel comfortable answering it yet, but it sounds like Superior is not in the Haynesville but you intend to put them there and just wondered where else you see opportunities, maybe where David sees opportunities.
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     I think long term, we will go where we can maximize it with our good customers and among our good customers of course is — are the customers where we own the resource in connection with First Reserve or directly on our own, so that if the Horn River becomes attractive, even if we sell it, we expect as I said earlier to have an operating position in the Horn River. So if that becomes attractive, we can go there. If the Haynesville becomes attractive, we can go there.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
If one of our really good customers needs some help somewhere else, we can consider going there and we can do this both with existing crews or with new crews. But that’s one of the reasons that David’s numbers are so good is they have optimized essentially existing crews. Presumably — I don’t know this — but they presumably told some guys you have to get up in price or as much as we love people you, we will have to go to somebody else who has a higher price which is what tends to happen in tight markets.
Kevin Simpson - Miller Tabak — Analyst
     Yes, for sure. Thank you very much and good luck with the tender.
Operator
     Jeff Tillery, Tudor, Pickering, Holt.
Jeff Tillery - Tudor, Pickering, Holt — Analyst
     Gene, could you talk us through — obviously you look at this on the rig side a lot, kind of the build versus buy decision. You obviously get critical mass with this business. You end up paying a fair amount for the assets. Could you just talk us through that decision-making process for you guys?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     Yes, I think we had alternatives in terms of sort of a grassroots expansion and that is slow and tedious and you might miss the flesh stuff. It would be a long process but we were considering that. The other thing we were considering was frankly joint ventures which we had been in discussion with a couple of people, one of whom I called up this morning to tell him that was off the table.
But I think basically this is a relatively sizable number of crews with really good management. All these guys were really good at (inaudible) before they became even better at SWSI. They also have kind of a lead position in the Marcellus where we are expanding pretty rapidly both in drilling and workovers.
They seem profit oriented and just in general, I think they’ll fit well with us. We did pay more than we would pay to buy grassroots horsepower but specifically number one, these guys are pretty conservative in describing the 430,000 horsepower they have and the quality is superb. The average age is a little over three years etc.
Jeff Tillery - Tudor, Pickering, Holt — Analyst
     And my second question just — you mentioned this is kind of step one into adding other service lines. Could you talk about — are you thinking about those — are those buy decisions as well or do you think you can get into some of these other business lines via grassroots?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     Well there are a couple of them that are in SWSI. Also there are a couple of them that are in Nabors that we haven’t really had an opportunity to push as hard as we should. We have directional drilling in Nabors and have had it for a bit with Ryan Technologies.

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
We have mud pumping, we have — between Canada and Alaska we have site preparation, pipeline hookups. We would possibly need more ultimately — the more we have, the better able we are to utilize our international footprint. That’s more particularly (inaudible) internationally where there are as you know integrated services.
Jeff Tillery - Tudor, Pickering, Holt — Analyst
     Okay, great. Thank you, Gene.
Dennis Smith - Nabors Industries Ltd — Director of Corporate Development
     Operator, given the time constraints we have got, maybe we’ll just take one more call, please.
Operator
     John Tasdemir, Canaccord.
John Tasdemir - Canaccord Genuity — Analyst
     Yes, thanks for taking the question. Just maybe I didn’t hear it or maybe you didn’t say it, but maybe it’s for David. You have got 430,000 horsepower and I know you are going to leverage the ability to build some new equipment at a lower cost. How much equipment do you think would you be building? How much capacity could you be building in the next — once you close this deal?
Gene Isenberg - Nabors Industries Ltd — Chairman and CEO
     I’ll let David answer that but before — we told David that we have $200 million already available for good return projects and I told him our purpose in life is to grow with good investments. The analogy is rigs with 3.5 year payouts of which we have done a number this year and which we expect to do a number — David, care to add to that?
Dave Wallace - Superior Well Services, Inc. — Chairman and CEO
     Yes, John, I think we see — again, we’re busy in a lot of different areas with our footprint, a lot of competition has moved out of certain areas that we — as things ramp back up, we have a strong position there.
Our crews are very busy and they’re asking for more equipment. So we see quite a few opportunities throughout the US at this point and that doesn’t even consider anything that we might consider international as well. But I think as Gene said, it’s just a matter of us showing where we want to put the capital to work, that we can get the good returns and we see that we have the opportunities to do that.
John Tasdemir - Canaccord Genuity — Analyst
     I guess we’ll just wait and see. Finally just out of a bit left field, but anything in the deal that could potentially bust the deal of some politician did something silly and put a moratorium on fracking or something crazy like that happen in the short term?

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Final Transcript
Aug 09, 2010 / 08:00 PM GMT, NBR — Nabors Industries Conference Call to Discuss Definitive Merger Agreement with Superior Well Services, Inc.
Dave Wallace - Superior Well Services, Inc. — Chairman and CEO
     No, no that that anyways.
Dennis Smith - Nabors Industries Ltd — Director of Corporate Development
     Well we want to thank everybody for joining us today and if you had questions or wanted more detail and didn’t get to it, feel free to give us a call at our regular numbers. And thank you for participating today and with that, we will sign off.
Operator
     Thank you, sir. Ladies and gentlemen, that does conclude the Nabors Industries Ltd conference call. We thank you for your participation and you may now disconnect.
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